December 27, 2018

Daniel Gordon
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re: Preferred Apartment Communities, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-34995

Dear Mr. Gordon:

Preferred Apartment Communities, Inc. (together with all of its subsidiaries, the "Company"), is submitting this letter in response to the written comment of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated December 17, 2018 (the "Comment Letter"), with respect to the Annual Report on Form 10-K filed by the Company with the Commission on March 1, 2018 (the "2017 Form 10-K").

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the 2017 Form 10-K. All page number references in the Company’s responses are to page numbers in the 2017 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Reconciliation of FFO, Core FFO and AFFO to Net Income (Loss) Attributable to Common Stockholders, page 67

1. We note that you reconcile funds from operations (FFO) from net income (loss) attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders and unitholders. In future filings please revise the label of this non-GAAP measure in your reconciliation to indicate that it is FFO attributable to common shareholders and unitholders. This comment is also applicable to the extent this measure is presented in your earnings release filed on Form 8-K.

The Company concurs with the change to the label "to common shareholders and unitholders" in future presentations of its Reconciliation of FFO, Core FFO and AFFO to Net Income (Loss) Attributable to Common Stockholders, as may appear in the Company's Annual Reports on Form

December 27, 2018

10-K, Quarterly Reports on Form 10-Q, Earnings Releases and elsewhere. The Company will adhere to this verbiage in the title of the schedule in future filings.

Sincerely,

/s/ John A. Isakson
John A. Isakson
Chief Financial Officer
Preferred Apartment Communities, Inc.

Cc:    Daniel M. DuPree
Chief Executive Officer, Preferred Apartment Communities, Inc.

Michael J. Cronin
Chief Accounting Officer, Preferred Apartment Communities, Inc.

Jeffrey R. Sprain
Executive Vice President - Legal and General Counsel, Preferred Apartment Communities, Inc.